3.1.2004

04001866   D STATES

UF 2-27-04

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-34084

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/03**   AND ENDING   **12/31/03**

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M&I Brokerage Services, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

FIRM I.D. NO.

770 North Water Street

(No. and street)

Milwaukee   **Wisconsin**   **53202**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crain, Jr., Vice President   **(414) 765-8195**

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – if individual, state last, first, middle name)

411 East Wisconsin Avenue   **Milwaukee**   **WI**   **53202**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 05 2004

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___William J. Crain, Jr._____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___M&I Brokerage Services, Inc._____ , as
of ___December 31_____ , 20 __03___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                        Signature

                                                        Vice President
                                                        _____
                                                                        Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Supplemental Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M&I BROKERAGE SERVICES, INC.
(SEC I.D. 8-34084)

**Financial Statements and Supplemental
Schedules for the Year Ended December 31,
2003 and Independent Auditors'
Report and Supplemental Report on
Internal Control Structure**

Deloitte

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, WI 53202-4496
USA

Tel: +1 414 271 3000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 M&I Brokerage Services, Inc.:

We have audited the following financial statements of M&I Brokerage Services, Inc., (the "Corporation"), a wholly-owned subsidiary of Marshall & Ilsley Corporation, for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of M&I Brokerage Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Member of
Deloitte Touche Tohmatsu

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of M&I Brokerage Services, Inc. as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	11
Exemptive Provision Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	12

These schedules are the responsibility of the Corporation's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 20, 2004

M&I BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS:	
Cash and cash equivalents	$5,612,836
Receivable from clearing organization	135,688
Prepaid expenses	240,034
Other receivables	902,743
Client information system	545,085
Equipment, net	371,310
Goodwill	114,944
Other assets	384,140
TOTAL ASSETS	$8,306,780
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Accounts payable and accrued expenses	$1,079,781
Accounts payable to affiliates	1,262,419
Other	2,081
Total liabilities	2,344,281
Common stock, $1.00 par value, 2,500 shares issued and outstanding	2,500
Additional paid-in capital	4,780,889
Retained earnings	1,179,110
Total stockholder's equity	5,962,499
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$8,306,780

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUE:	
Sale of investment company shares	$11,830,792
Securities commissions	1,651,459
Annuity commissions	3,424,617
Insurance program management fee income	2,275,526
Interest	27,782
Other	1,995,883
Total revenue	21,206,059
EXPENSES:	
Referral charges	9,940,459
Salaries and benefits	3,753,685
Clearance	465,880
Occupancy and equipment	440,637
Communications	163,296
Promotional	97,856
Other	1,370,588
Total expenses	16,232,401
INCOME BEFORE PROVISION FOR TAXES	4,973,658
PROVISION FOR TAXES	2,008,462
NET INCOME	$ 2,965,196

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2002	$ 2,500	$ 4,644,471	$ 713,914	$ 5,360,885
Net income			2,965,196	2,965,196
Tax benefit of stock options		136,418		136,418
Dividends paid to parent			(2,500,000)	(2,500,000)
BALANCE, DECEMBER 31, 2003	$ 2,500	$ 4,780,889	$ 1,179,110	$ 5,962,499

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES:	
Net income	$ 2,965,196
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	323,732
Deferred taxes	(36,557)
Increase in accounts receivable and other assets	(443,467)
Increase in accounts payable and accrued expenses	513,844
Tax benefit of stock options	136,418
Net cash provided by operating activities	3,459,166
INVESTING ACTIVITIES -	
Purchase of equipment	(167,615)
Net cash used in investing activities	(167,615)
FINANCING ACTIVITIES -	
Dividends paid to parent	(2,500,000)
Net cash used in financing activities	(2,500,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	791,551
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,821,285
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 5,612,836
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Interest paid during year	$ 2,074
Income taxes paid during year	1,847,090

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Organization - M&I Brokerage Services, Inc. (the "Corporation") is a wholly-owned subsidiary of Marshall & Ilsley Corporation ("M&I"). The Corporation is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

   The Corporation offers and sells unit investment trusts, mutual funds, and variable annuities for its customers which are cleared on a direct and fully-disclosed basis. Also, the Corporation acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully-disclosed basis.

   Cash and Cash Equivalents - For purposes of reporting cash flows, cash equivalents include investments in money market mutual funds. As of December 31, 2003, $5,256,950 of the total cash and cash equivalents balance was invested in the Federated Money Market Mutual Fund. As of December 31, 2003, $355,886 was invested in an M&I demand deposit account.

   Securities Transactions - The Corporation buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a settlement date basis which is not materially different from a trade date basis.

   Equipment - Equipment is recorded at cost and depreciated on the straight-line method over periods ranging from 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Depreciation expense for equipment was $159,969 in 2003 and accumulated depreciation expense at December 31, 2003 was $1,001,341.

   Client Information System - The client information system is recorded at cost and depreciated on the straight-line method over a sixty-month period. Depreciation expense for the client information system was $163,763 in 2003 and accumulated depreciation expense at December 31, 2003 was $447,796.

   Goodwill and Other Intangibles - On January 1, 2002, the Corporation adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under that standard, goodwill is not amortized, but is evaluated for impairment. During the second quarter of 2002, with the assistance of a nationally recognized independent appraisal firm, the Corporation concluded that there were no impairment losses for goodwill due to the initial application of SFAS 142. As permitted by SFAS 142, the Corporation has elected to perform its annual test for impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2003 and concluded that there continues to be no impairment with respect to goodwill.

   Federal Income Taxes - The Corporation is included in the consolidated Federal income tax return of M&I. M&I charges or credits the Corporation for its share of its consolidated income tax liability attributable to the Corporation's taxable income or loss as if the Corporation filed a separate income tax return. Income taxes are accounted for using the "asset and liability" method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the

differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be realized.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2. TRANSACTIONS WITH RELATED PARTIES

The Corporation has certain related party arrangements with M&I affiliates whereby the Corporation receives revenue for the management of M&I Insurance Services, commissions on sales of mutual fund and trust assets and other fees charged to M&I affiliates for ancillary services. In addition, the Corporation pays a referral commission to M&I affiliates on products sold by the affiliate on behalf of the Corporation. Also, M&I and M&I affiliates charge the Corporation for occupancy and other ancillary services. In 2003, the Corporation recorded the following transactions with M&I and M&I affiliates:

	Revenue (Expense)
Insurance program management fee income	$ 2,275,526
Sale of investment company shares	1,478,421
Managed asset allocation portfolio commissions	1,026,369
Non-bank service fees	420,691
Bond revenue	50,871
Referral commissions	176,549
Referral charges	(9,940,459)
Occupancy and equipment	(51,612)
Salaries and benefits	(287,440)
Communications	(58,440)
Data processing service fees	(9,899)
Bank service charges	(183,174)
Management services fees	(516,962)

Managed asset allocation portfolio commissions, non-bank service fees, bond revenue and referral commissions are included as Other Revenue on the Statement of Income. Data processing service fees, bank service charges, and management service fees are included as Other Expenses on the Statement of Income. These transactions may not be reflective of those between unrelated parties.

In addition, certain of the Corporation's employees are participants in the M&I stock option plan.

3. NET CAPITAL AND OTHER REQUIREMENTS

As a registered broker-dealer, the Corporation is subject to the requirements of Rule 15c3-1 (the "net capital" rule) of the Securities and Exchange Commission which requires aggregate indebtedness to net capital, as defined, not to exceed 15.0 to 1.0. As of December 31, 2003, the Corporation's ratio of aggregate indebtedness to net capital was 0.67 to 1 and net capital, as defined, was $3,485,555, which was in excess of the required net capital of $250,000.

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, the customer protection rule, under subparagraph (k)(2)(ii).

4. INCOME TAXES

The current and deferred portions of the provision for income taxes are:

Current:	
Federal	$1,665,344
State	379,675
	2,045,019
Deferred:	
Federal	(29,398)
State	(7,159)
	(36,557)
Total provision for taxes	$2,008,462

The difference between the Corporation's effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to state income taxes, net of federal benefit.

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2003, are as follows:

Deferred tax assets:	
Accrued post retirement benefits	$ 46,297
Reserves	30,897
Depreciation	28,855
Deferred compensation	101,581
Other	15,165
Total deferred tax assets	222,795
Deferred tax liabilities -	
State taxes	14,461
Net deferred tax assets	$208,334

5. EMPLOYEE RETIREMENT AND HEALTH PLANS

M&I sponsors a defined contribution plan that consists of a retirement component and an incentive savings component in which the Corporation is a participant, and which covers substantially all of the Corporation's employees. The retirement component provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At M&I's option, an additional profit sharing amount may also be contributed to the retirement component and may vary from year to year up to a maximum of 6% of eligible compensation. Under the incentive savings component, employee contributions up to maximum 6% of eligible compensation are matched up to 50% by M&I based on M&I's return on equity as defined by the plan. Total expense of the Corporation relating to these plans was $239,783 in 2003.

The Corporation is a member of the M&I health benefit plan. The consolidated M&I accumulated postretirement benefit obligation as of December 31, 2003 totaled $76,214,973. The 2003 net periodic

postretirement benefit income was $3,607, representing the Corporation's portion of the overall M&I consolidated 2003 postretirement expense of $7,423,981. Currently, the Corporation's workforce and retiree composition is the reason that the Corporation has recognized postretirement income as compared to overall postretirement expense for the M&I consolidated entity.

The postretirement benefit obligation and annual expense is allocated to the Corporation based upon the average claim experience for the consolidated M&I health plan and the demographics of the subsidiaries' employees and retirees. The assumed health care cost trend for 2003 was 8.0% for pre-age 65 and 11.0% for post-age 65 retirees. The rate was assumed to decrease gradually to 5.5% for pre-age 65 and 6.5% for post-age 65 retirees in 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would increase the December 31, 2003 consolidated M&I accumulated obligation by approximately $890,351 and the 2003 consolidated M&I postretirement expense by $9,135,909.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation in 2003 was 6.50%.

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit program under Medicare (Medicare Part D) as well as a 28% federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

Present accounting rules require that presently enacted changes in relevant laws to be considered in current period measurements of postretirement benefit costs and the accumulated postretirement benefit obligation (APBO). However, certain accounting issues raised by the Act - in particular, how to account for the federal subsidy - are not explicitly addressed in the present accounting rules. In addition, significant uncertainties may exist for plan sponsors such as the Corporation both as to the direct effects of the Act and its ancillary effects on plan participants' behavior and health care costs.

In recognition that a plan sponsor and its advisors may not have (a) sufficiently reliable information available on which to measure the effects of the Act, (b) sufficient time before issuance of financial statements for fiscal years that include the Act's enactment date to prepare actuarial valuations that reflect the effects of the Act, or (c) sufficient guidance to ensure that the sponsor's accounting for the effects of the Act is consistent with generally accepted accounting principles, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," (FSP 106-1). FSP 106-1 allows participants to elect to defer recognition of the effects of the Act.

The Corporation has elected to defer recognition of the effects of the Act in accordance with FSP 106-1. Accordingly, any measures of the APBO or net periodic postretirement benefit cost do not reflect the effects of the Act. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Corporation to change previously reported information.

6. **CONTINGENT LIABILITIES**

The Corporation is a defendant in lawsuits incidental to its securities business. Management of the Corporation, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Corporation's financial position.

* * * * * *

M&I BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Total equity		$ 5,962,499
Nonallowable equity		-
Total equity qualified for net capital		5,962,499
Allowable subordinated liabilities		-
Total capital and allowable subordinated liabilities		5,962,499
Nonallowable assets:		
Trailer fees receivable	716,292	
Receivables from affiliates	175,806	
Equipment, net	371,310	
Other nonallowable assets	1,108,397	
		2,371,805
Net capital before securities haircuts		3,590,694
Haircuts on securities		(105,139)
NET CAPITAL		$ 3,485,555
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE INDEBTEDNESS)		$ 156,285
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 3,235,555
EXCESS NET CAPITAL AT 1000%		$ 3,251,126
TOTAL AGGREGATE INDEBTEDNESS		$ 2,344,281
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		67 %

Note: The information in this schedule is in agreement in all material respects with the unaudited Focus Report, Part IIA, filed by the Corporation as of December 31, 2003, as amended.

M&I BROKERAGE SERVICES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2003

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(2)(ii). All customer transactions are cleared through Pershing LLC, division of The Bank of New York Company, Inc.

Note: The information in this Schedule II is in agreement in all material respects with the unaudited Focus Report, Part IIA, filed by the Corporation as of December 31, 2003, as amended.

Deloitte o

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, WI 53202-4496
USA

Tel: +1 414 271 3000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors of
  M&I Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of M&I Brokerage Services, Inc., (the "Corporation"), a wholly-owned subsidiary of Marshall & Ilsley Corporation, for the year ended December 31, 2003 (on which we issued our report dated February 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 20, 2004